ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 23, 2023

Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Antetokounmpo Sustainable Equities Trust (the “Registrant”)

Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form N-1A (File Nos. 333-267049 and 811-23822)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by phone on November 30, 2022, January 17, 2023, January 18, 2023 and January 19, 2023 in connection with Pre-Effective Amendment No. 1 to the Registrant’s initial registration statement on Form N-1A, filed with the Commission on November 4, 2022 (the “Registration Statement”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Commission’s comments are reflected below, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The Registrant intends to file another pre-effective amendment (the “Amendment”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

Amended and Restated Agreement and Declaration of Trust

1.              Comment. Please disclose the provision referenced in Section 8.9(a)(iii) of the Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) in an appropriate location in the Prospectus.

Response. The referenced disclosure has been revised in the Prospectus as reflected in Appendix A, which shows cumulative revisions under “Other Information” in the “Fund Facts” section of the Prospectus.

2.              Comment. Please revise the provision in Section 8.9(a)(iv) of the Declaration of Trust to state that the provision does not apply to claims arising under federal securities laws. Please also disclose in an appropriate location in the Prospectus both the provision and that the provision does not apply to claims arising under the federal securities laws.

Response. The referenced disclosure has been revised in Section 8.9(a)(iv) of the Declaration of Trust and the Prospectus has been updated accordingly as reflected in Appendix A.

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3.              Comment. Section 8.11 of the Declaration of Trust states:

“IN CONNECTION WITH ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN THE SUPERIOR COURT IN THE STATE OF DELAWARE, ALL SHAREHOLDERS AND ALL OTHER SUCH PERSONS HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY TO THE FULLEST EXTENT PERMITTED BY LAW.”

Please disclose this information in an appropriate location within the Prospectus.

Response. The referenced disclosure has been revised in the Prospectus as reflected in Appendix A.

4.              Comment. Section 8.11 of the Declaration of Trust also states that:

“unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law[.]”

Please disclose this information in an appropriate place within the Prospectus, along with a description of the corresponding risks. For example, the risk that shareholders may have to bring a suit in an inconvenient and/or less favorable forum and that there is a question as to the enforceability of these provisions given that shareholders are permitted to bring suits in both state and federal courts.

Response. The referenced disclosure has been revised, as reflected in Appendix A, to alert investors to the fact that Section 8.11 of the Declaration of Trust contains exclusive forum provisions outlining which causes of action will be heard in state court and which will be heard in federal court. The disclosure also now highlights certain risks for investors that might result from such provisions.

Correspondence

5.              Comment. Based on your response to Comment 1 in the correspondence filing dated November 4, 2022, it is unclear whether Mr. Antetokounmpo would be providing financial support or if his role is solely related to marketing (or if he is in fact providing advisory services). Please provide further explanation of Mr. Antetokounmpo’s role with Calamos Antetokounmpo Sustainable Equities Fund (the “Fund”).

Response. The principal owners of the Fund’s investment adviser (the “Investment Adviser”) are Calamos Advisors LLC (“CAL”) and Original C Fund, LLC (“Original C”). Original C is an entity whose voting rights are wholly owned by Original PE, LLC which, in turn, is wholly owned by Mr. Antetokounmpo. On December 27, 2022, the Investment Adviser changed its name to Calamos Antetokounmpo Asset Management LLC to more fully reflect Mr. Antetokounmpo’s ownership in and association with the Investment Adviser, as noted in Item 4 on Form ADV Part 2A as filed with the Commission. Consequently, the proposed name of the Fund directly reflects the name of the Investment Adviser.

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In addition to Mr. Antetokounmpo’s ownership of the Investment Adviser, as described in the prior comment response letter, Mr. Antetokounmpo serves on the Investment Adviser’s Board of Directors (the “IA Board”). Further, Original C, the entity through which Mr. Antetokounmpo holds his interests in the Investment Adviser, appoints two of the four members of the IA Board. As an active member of the IA Board and with effective control of half of the IA Board, Mr. Antetokounmpo’s approval is effectively necessary for a host of material items, including the launch of a new product (such as the Fund) and changes to the nature of the Investment Adviser’s business. It is intended that Mr. Antetokounmpo will provide input in selecting the initial strategy for any fund. To this end, the Investment Adviser’s operating documents give Mr. Antetokounmpo, indirectly, input on the investment restrictions for each fund that the Investment Adviser may advise.

6.              Comment. Please confirm supplementally that Mr. Antetokounmpo is complying with marketing and advertising rules (nothing specific but this is new territory for us). If there are any additional details you can provide, it would be helpful.

Response. In structuring the Investment Adviser, the parties carefully considered how they would address regulatory considerations, including under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), with regard to endorsements, as well as marketing and advertising requirements under the 1940 Act.1 It was recognized that any arrangement with Mr. Antetokounmpo whereby he indicated approval, support, or otherwise recommended the Investment Adviser, CAL or their supervised persons could implicate the provisions of Rule 206(4)-1 (the “Marketing Rule”) under the Advisers Act relating to endorsements.2 With regard to the Marketing Rule, the provisions governing endorsements provide an exemption from certain disclosure and written agreement obligations for endorsements by an investment adviser’s directors (the “affiliated personnel exemption”).3 Mr. Antetokounmpo, as a director of the Investment Adviser, is a person described in the affiliated personnel exemption in connection with endorsement activity with respect to the Investment Adviser. In order to rely on the affiliated personnel exemption, among other things, the affiliation between the investment adviser and the affiliated person (Mr. Antetokounmpo) must be readily apparent to (or disclosed to) the client or investor at the time the endorsement is disseminated. According to the SEC, “[a]n affiliated relationship .. . . may be readily apparent when a person is clearly identified as related to the adviser.”4 Mr. Antetokounmpo’s name is associated with the Investment Adviser – “Calamos Antetokounmpo Asset Management LLC” – as well as each fund sponsored by the Investment Adviser, which helps to facilitate compliance with this requirement of the affiliated personnel exemption.

[1]	As required pursuant to Rule 206(4)-7 under the Advisers Act, the Investment Adviser has adopted policies and procedures reasonably designed to prevent violation, by the Investment Adviser and the Investment Adviser's supervised persons, of the Advisers Act and the rules that the SEC has adopted thereunder.

[2]	Under the Marketing Rule and unless an exemption applies, an investment adviser’s advertisement may not include any endorsement, and an investment adviser may not provide compensation, directly or indirectly, for an endorsement, unless certain disclosure, oversight and disqualification requirements are satisfied. See Advisers Act Rule 206(4)-1(b). As further discussed herein, not all communications to the public by or involving Mr. Antetokounmpo and relating to the Investment Adviser would constitute an endorsement or, more generally, an advertisement under the Marketing Rule.

[3]	See Advisers Act Rule 206(4)-1(b)(4)(ii).

[4]	Investment Adviser Marketing, SEC Rel. No. IA-5653 (Dec. 22, 2020) at 137-8.

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With respect to the Fund, as the SEC stated, the Marketing Rule “will not apply to advertisements about registered investment companies.”5 Rather, these regulatory considerations contextualize the association of Mr. Antetokounmpo’s name with the Investment Adviser and the Fund. The Investment Adviser and the Registrant are fully aware of the distinct regulatory regime applicable to registered investment company advertising. Moreover, Mr. Antetokounmpo’s brand leadership efforts relating to the Investment Adviser, described in more detail in the prior comment response letter, in some cases may be designed to raise the Investment Adviser’s profile generally rather than offer investment advisory services with regard to securities and, as such, would not constitute an advertisement or endorsement under the Marketing Rule.6

7.              Comment. Please confirm if the Investment Adviser offers other services such as separately managed accounts, financial planning, etc. to other clients.

Response. The Investment Adviser’s current clients are the Registrant and the Calamos Antetokounmpo Global Sustainable Equities ETF, a proposed new series of the Calamos ETF Trust for which a registration statement was filed on November 4, 2022. The Investment Adviser and CAL will serve as the ETF’s investment adviser and sub-adviser, respectively. It should also be noted that the Investment Adviser currently anticipates entering into a non-discretionary investment management agreement with CAL, pursuant to which the Investment Adviser will provide non-discretionary advice to CAL with respect to the Calamos Antetokounmpo U.S. Sustainable Equities Fund, a UCITS, and a sub-fund of GemCap Investment Funds (Ireland plc), which is an open-ended umbrella investment company with variable capital incorporated with limited liability and segregated liability between its sub-funds that is currently in registration with the Central Bank of Ireland. In any case, as described in the response to Comment 6, Mr. Antetokounmpo’s brand leadership efforts relating to the Investment Adviser in some cases may be designed to raise the Investment Adviser’s profile generally rather than offer investment advisory services with regard to securities and, as such, would not constitute an advertisement or endorsement under the Marketing Rule. Also as described above, it is contemplated that Mr. Antetokounmpo will engage in marketing and endorsement activity with respect to the Investment Adviser in reliance on the affiliated personnel exemption as necessary.

[5]	Id. at 13.

[6]	See id. at 37 (“If such a [brand content-related] communication is designed to raise the profile of the adviser generally, but does not offer any investment advisory services with regard to securities, the communication would not fall within the definition of an advertisement under the rule”); see also Rule 206(4)-1(e)(5)(defining “endorsement”).

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8.              Comment. Please consider including a redacted version of the licensing agreement as a part of the Fund’s Part C exhibit list. The Staff is not concerned with the structure or details of the licensing agreement, but, given this agreement establishes the relationship between Mr. Antetokounmpo and the Fund, it is hard to see the basis for his involvement without it.

Response. Mr. Antetokounmpo’s relationship to the Fund is established through his role as a director and an owner of the Fund’s investment adviser, not through the license granted to the Investment Adviser relating to any name, image, likeness, trademark, or other intellectual property of Original C or any of its affiliates (including Mr. Antetokounmpo). Indeed, rather than illuminating the basis for Mr. Antetokounmpo’s involvement, the Registrant believes that attaching a redacted excerpt of licensing provisions from the investment adviser’s limited liability company agreement as an exhibit to the Registrant’s Part C would more likely confuse investors as to the basis for Mr. Antetokounmpo’s involvement, potentially creating the misimpression that, for example, the Fund is merely licensing his name.

9.              Comment. Please include key-person risk disclosure in the statutory and summary sections of the Prospectus.

Response. The Registrant will include the requested disclosure in the Fund’s Prospectus.

10.            Comment. Further to the topic referenced above in comment #5, please explain supplementally what is meant by “setting the initial strategy” and “indirect” input on the investment restrictions.  Does this mean fundamental restrictions?  Additionally, please state supplementally if Mr. Antetokounmpo will continue to be involved in the investment selection process.

Response. The description of Mr. Antetokounmpo’s role in the prior comment response letter is based on provisions in the limited liability company agreement (the “JV Agreement”) of the Fund’s investment adviser (the “Adviser”). The JV Agreement provides that each fund sponsored by the Adviser shall be subject to investment restrictions reasonably agreed between Calamos Advisors LLC (“CAL”) and Original C Fund, LLC (“Original C”), the entity through which Mr. Antetokounmpo holds his interests in the Adviser (and the voting rights of which Mr. Antetokounmpo indirectly holds 100%). As noted in the prior comment response letter, Mr. Antetokounmpo has indirect control of half of the Adviser’s Board. As a result, his approval is effectively necessary for the launch of the Fund and its initial investment strategy. Neither Original C nor Mr. Antetokounmpo shall provide any “investment advice” to the Fund and each is not registered under the Advisers Act. Mr. Antetokounmpo will, however, be involved with marketing efforts on behalf of the Adviser. CAL, as the Fund’s sub-adviser, retains authority over day-to-day investment decision-making pursuant to the Sub-Advisory Agreement, consistent with the Fund’s investment strategies under the oversight of the Adviser.

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11.            Comment. Please consider whether Mr. Antetokounmpo as owner of the Adviser will be an affiliate or a promoter of the Fund under the Investment Company Act and whether such status may affect the Fund’s policies and procedures.  For example, Section 17 of the Investment Company Act addresses certain transactions between the Fund and its affiliates/promoters.

Response. The Fund and Adviser will consider Mr. Antetokounmpo’s status and whether it is appropriately addressed by the Fund’s policies and procedures.

12.            Comment. Please add disclosure on the Prospectus cover page describing Mr. Antetokounmpo’s role. Specifically, please state that Mr. Antetokounmpo:

•	Indirectly owns the adviser;

•	Is a board member of the adviser and describe what that means to an investor;

•	Is not a portfolio manager of the Fund and will not be involved in the day to day management of the Fund’s investments (to the extent such statement is applicable). In this regard, please state that Mr. Antetokounmpo had a limited role in the initial selection of the Fund’s investments with respect to ESG and/or other investments, as applicable; and

•	Will be involved in marketing the Fund’s shares.

Response. The Registrant will include the requested disclosure in the Fund’s Prospectus. The revised disclosure is attached hereto in Appendix B.

13.            Comment. Please describe supplementally what happens to the Fund if Mr. Antetokounmpo (or Calamos) decides to leave the Fund and/or joint venture. Particularly what happens to the Fund’s name, strategy, and will investors be notified.

Response. The JV Agreement grants the Adviser a license to use certain marks owned by Original C or its affiliates, including Mr. Antetokounmpo’s name, for so long as Original C is a member of the Adviser. This license would terminate to the extent that Original C is no longer a member of the Adviser and the name “Antetokounmpo” would no longer be permitted to be utilized in the name of the Adviser or any fund sponsored by the Adviser following a mutually agreed upon period of time following such termination. The Adviser would have the right to continue managing the assets of any fund without the name “Antetokounmpo,” and shareholders would be notified of any change in the name of the Fund or strategy.

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14.            Comment. Please add the following disclosure as the last bullet on the cover page:

•	If Mr. Antetokounmpo is no longer involved with the Fund or the Adviser then “Antetokounmpo” will be removed from the name of the Fund and the Adviser. Further, shareholders would be notified of any change in the name of the Fund or its strategy.

Response. The Registrant will include the requested disclosure in the Fund’s Prospectus. The revised disclosure is attached hereto in Appendix B.

*                *                *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7591.

Very truly yours,

/s/ Angela Jaimes
Angela Jaimes, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

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APPENDIX A

The disclosure in the “Other Information” section of the “Fund Facts” section of the Prospectus will be revised as follows (new language denoted by underline):

Shareholder accounts

Each shareholder of the Fund receives quarterly account statements showing transactions in Fund shares, with a balance denominated in Fund shares. A confirmation will be sent to the shareholder upon purchase, redemption, or change of shareholder address (sent to both the former and the new address).

Summary of Certain Provisions of the Declaration of Trust

The summary below is a synopsis of certain provisions contained in the Trust’s Declaration of Trust. Shareholders should refer to the Declaration of Trust for further information. Defined terms have the meanings contained in the Declaration of Trust.

Derivative Actions

The Amended and Restated Declaration of Trust (the “Declaration of Trust”) requires, within Section 8.9, that before bringing any derivative action on behalf of the Fund, Shareholders must have made a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class, as applicable, to file the action itself.

In order to warrant consideration, any such written demand must include at least the following:

(1)            a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made;

(2)            a statement to the effect that the complaining Shareholders believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Trust or the affected Series or Class, as applicable and an explanation of why the complaining Shareholders believe that to be the case;

(3)            a certification that the following requirements have been met, as well as information reasonably designed to allow the Trustees to verify that certification:

(a) each complaining Shareholder was a Shareholder of the Trust or the affected Series or Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a Person who was a Shareholder at that time; and

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(b) each complaining Shareholder was a Shareholder of the Trust or the affected Series or Class, as applicable, as of the time the demand required by Section 8.9 was made; and

(4)            a certification that each complaining Shareholder will be a Shareholder of the Trust or the affected Series or Class, as applicable as of the commencement of the derivative action.

The Declaration of Trust further provides that at least 10% of the Shareholders of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action. This provision does not apply to claims brought under the federal securities laws.

The Declaration of Trust also provides that a copy of the derivative complaint must be served on the Trust, assuming the requirements described above have already been met and the derivative action has not been barred as further described in the Declaration of Trust.

Forum and Waiver of Jury Trial

Section 8.11 of the Declaration of Trust outlines which shareholder actions must be brought in state court and which must be brought in federal court. This section states in particular that, unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law. This provision may increase costs for a shareholder to bring a claim or may limit a shareholder's ability to bring a claim in a judicial forum that they find more convenient or favorable. While the enforceability of the exclusive forum provisions may be challenged, this section also provides that if any provisions of Section 8.11 shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining portions will still apply.

Section 8.11 of the Declaration of Trust also states that shareholders and all other such persons bringing any such suit, action, or proceeding in the Superior Court in the State of Delaware waive the right to a trial by jury to the fullest extent permitted by law.

Retirement plans

You may use the Fund as an investment for your IRA, profit sharing plan, pension plan, Section 401(k) plan, Section 403(b)(7) plan in the case of employees of public school systems and certain non-profit organizations, and certain other qualified plans. A master IRA plan document and information regarding IRA plan administration, fees, and other details are available from us or your plan administrator or record-keeper. For direct investments via corporate retirement plans, please note that neither the Fund nor its transfer agent offers master plan documentation and/or record-keeping services.

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APPENDIX B

The disclosure on the cover page of the Prospectus will be revised as follows (new language denoted by underline):

The information in this prospectus is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

	CLASS A	CLASS C	CLASS I	CLASS R6
Calamos Antetokounmpo Sustainable Equities Fund	SROAX	SROCX	SROIX	SROSX

Prospectus January [_], 2023

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

•  Calamos Antetokounmpo Asset Management LLC (“CGAM”) serves as the adviser (“Adviser”) to the Calamos Antetokounmpo Sustainable Equities Fund (the “Fund”). CGAM is jointly owned by Calamos Advisors LLC and Original C Fund, LLC, an entity whose voting rights are wholly owned by Original PE, LLC which, in turn, is wholly owned by Giannis Sina Ugo Antetokounmpo.

•  Mr. Antetokounmpo serves on the Adviser’s Board of Directors and has indirect control of half of the Adviser’s Board.

•  Mr. Antetokounmpo is not a portfolio manager of the Fund and will not be involved in the day-to-day management of the Fund’s investments, and neither Original C nor Mr. Antetokounmpo shall provide any “investment advice” to the Fund. Mr. Antetokounmpo provided input in selecting the initial strategy for the Fund.

•  Mr. Antetokounmpo will be involved with marketing efforts on behalf of the Adviser.

•  If Mr. Antetokounmpo is no longer involved with the Fund or the Adviser then “Antetokounmpo” will be removed from the name of the Fund and the Adviser. Further, shareholders would be notified of any change in the name of the Fund or its strategy.